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                                                                  Exhibit 23.2


                         Independent Auditors' Consent
                         -----------------------------

The Board of Directors and Shareholders
Ceres Group, Inc. (formerly, Central Reserve Life Corporation):

We consent to the use of our report dated February 20, 1998, except for Notes B and C, as to which the date is March 30, 1998, related to the consolidated statements of operations, retained earnings, and cash flows of Central Reserve Life Corporation and subsidiaries for the year ended December 31, 1997, and all related schedules, which report appears in the December 31, 1999 annual report on Form 10-K of Ceres Group, Inc. and is incorporated by reference in the registration statement on Form S-8 of the Company for the Retirement Plan for Employees of the Central Reserve Life Insurance Company.

Our report dated February 20, 1998, except for Notes B and C, as to which the date is March 30, 1998, contains an explanatory paragraph that states that the Company has suffered substantial losses from operations in 1997 that resulted in a significantly reduced net capital position and that in December 1997, the Company obtained an interim loan of $20 million that absent some future event the Company would not have the ability to repay, which matters raise substantial doubt about the ability of the Company to continue as a going concern. The consolidated financial statements and financial statement schedules do not include any adjustments that might result from the outcome of this uncertainty.



                                                       /s/ KPMG LLP


Columbus, Ohio
March 29, 2000